Johnson Fixed Income Fund
AS OF SEPTEMBER 30, 2020



OBJECTIVE:
The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities including government and corporate bonds.

FEES AND EXPENSES:
The Fixed Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 0.85%* of the net assets of the Fund, calculated on a daily basis. This expense represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the Fixed Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $14 billion in assets. The Johnson Fund Family, including the Fixed Income Fund, represents over $2.7 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the Fixed Income Fund as of September 30, 2020. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
7.99%	7.65%	5.33%	4.24%	3.54%

INDUSTRY DIVERSIFICATION:
The following chart is the industry diversification for the Fixed Income Fund as of September 30, 2020.

PORTFOLIO SECTOR ALLOCATION



OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

» Johnson Equity Income Fund
» Johnson International Fund
» Johnson Municipal Income Fund
» Johnson Opportunity Fund

Johnson Opportunity Fund
AS OF SEPTEMBER 30, 2020



OBJECTIVE:
The objective of the Opportunity Fund is long term capital growth. The Fund invests primarily in equity securities of small and medium-sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

FEES AND EXPENSES:
The Opportunity Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the Opportunity Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $14 billion in assets. The Johnson Fund Family, including the Opportunity Fund, represents over $2.7 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the Opportunity Fund as of September 30, 2020. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-11.16%	-6.08%	1.42%	6.65%	9.12%

INDUSTRY DIVERSIFICATION:
The following is a list of the top ten holdings for the Opportunity Fund as of September 30, 2020.

- » Avery Dennison Corporation
- » Borgwarner Incorporated
- » Camden Property Trust
- » Charles River Laboratories International Inc.
- » Everest Re Group, LTD.
- » First Horizon National Corporation
- » Idex
- » Paylocity HLDG Corp
- » RPM, Incorporated
- » Smith Corporation, A.O.

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- » Johnson Municipal Income Fund
- » Johnson Fixed Income Fund
- » Johnson Equity Income Fund
- » Johnson International Fund

Johnson International Fund
AS OF SEPTEMBER 30, 2020



OBJECTIVE:
The objective of the International Fund is to participate in economic development trends in the global economy while achieving long term capital appreciation. The Fund invests primarily in international markets through the use of American Depositary Receipts (ADRs).

FEES AND EXPENSES:
The International Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 1.00%* of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the International Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $14 billion in assets. The Johnson Fund Family, including the International Fund, represents over $2.7 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the International Fund as of September 30, 2020. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-7.67%	-0.18%	1.25%	4.81%	3.56%

INDUSTRY DIVERSIFICATION:
The following is a list of the top ten holdings for the International Fund as of September 30, 2020.

- » Alcon AG
- » Alibaba Group Holding Limited ADR
- » CGI Incorporated
- » Nestle SA Sponsored ADR
- » Newcrest Mining Limited ADR
- » SAP SE
- » Schneider Electric ADR
- » Sumitomo Mitsui Financial Group Incorporated
- » Taiwan Semiconductor Manufacturing Company Limited
- » Tencent Holdings ADR

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- » Johnson Municipal Income Fund
- » Johnson Fixed Income Fund
- » Johnson Opportunity Income Fund
- » Johnson Equity Income Fund

Johnson Equity Income Fund

AS OF SEPTEMBER 30, 2020



OBJECTIVE:

The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

FEES AND EXPENSES:

The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $14 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $2.7 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Equity Income Fund as September 30, 2020. Periods longer than one year are annualized.



YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-0.28%	6.39%	11.87%	13.32%	11.95%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Equity Income Fund as of September 30, 2020.

- » Abbott Laboratories
- » Alliant Energy Corporation
- » Alphabet Incorporated
- » Analog Devices Incorporated
- » Automatic Data Processing
- » Bank of America Corporation
- » Colgate-Palmolive Company
- » First Horizon National Corporation
- » Microsoft Corporation
- » Visa Incorporated

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- » Johnson Municipal Income Fund
- » Johnson Opportunity Income Fund
- » Johnson International Fund
- » Johnson Fixed Income Fund